MANEKI MINING INC.
4462 John Street
Vancouver, British Columbia V5V 3X1

December 20, 2005

Securities & Exchange Commission
Station Place, 100 F Street, N.E.
Washington, D.C. 20549
Attn: 1933 Act Filing Desk

Re: Acceleration Request

Maneki Mining Inc. - Registration Statement on Form SB-2
File No. 333- 125898

Gentlemen:

Maneki Mining Inc., as the registrant of the above-captioned registration statement, hereby respectfully requests that the registration statement be permitted to become effective at 10:00 a.m., Washington, D.C. time, on December 22, 2005, or as soon thereafter as is practicable.

Maneki Mining Inc. acknowledges that:

(i) should the Commission or the staff acting by delegated authority declare the above-captioned registration statement effective, it does not foreclose the Commission from taking any action on the filing; (ii) the action of the Commission or the staff acting by delegated authority in declaring the above-captioned registration statement effective does not relieve Maneki Mining Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) Maneki Mining Inc. may not assert the comments of the Commission and the declaration of the above-captioned registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Please advise our corporate counsel, Thomas E. Stepp, Jr. of Stepp Law Group at (949) 660-9700, of any questions.

Very truly yours,

/s/ Sean Philip Watkinson            .
Sean Philip Watkinson, President

cc: Edward M. Kelly
Securities & Exchange Commission
Division of Corporation Finance, Via Fax (202-772-9368)